Tom E. DuPree, Jr.

November 10, 1999

Board of Directors
Avado Brands, Inc.
Hancock at Washington
Madison, GA 30650

Dear Board Members,

     Pursuant to that resolution dated October 21, 1999 granting permission to me and other individuals to explore the making of a proposal to acquire Avado Brands (the "Company"), I am pleased, on behalf of the individuals set forth on Attachment A (the "Management Group"), to make this proposal (the "Acquisition") whereby the Management Group and its affiliates will acquire all of the outstanding shares of Common Stock of the Company. Each holder of Common Stock of the Company other than members of the Management Group (who will reinvest their Common Shares in the approximate amounts detailed in Attachment A) and certain other shareholders who may join with the Management Group would receive $7.25 in cash for each share of Common Stock. This would constitute a purchase price of approximately $151 million for those shares not held and not reinvested in the successor company by the Management Group.

     Our proposal represents a 76% premium to the closing price of the Company's shares on November 9, 1999.

     The Board of Directors has created a special committee of independent directors (the "Special Committee") to review this proposal. We are prepared to provide pro forma historical and projected financial information relating to the proposed Acquisition to the Special Committee and its advisors. Assuming that after its initial review, the Special Committee wishes to entertain this proposal, we will forward a form of acquisition agreement setting forth the proposed terms and conditions of the Acquisition.

     We have studied in detail various financing alternatives and believe that we have several options, including but not limited to the following:

     - Finance through a sale and leaseback transaction for real and personal property, for which we have received a letter from a large southeastern commercial bank indicating a value between $225 to $250 million. Interest in this transaction is based on the feedback from a sample of potential lessors and lenders provided with real estate and pro forma financial information from the Management Group. The bank has gained much experience in the past five years through the implementation of more than $5.0 billion in lease transactions on more than 1,200 sites, including restaurants and retailing establishments.

     - Sell one or two of the brands, for which we have received letters from reliable investment banking, commercial banking and private equity firms that have indicated the viability of such transactions. One such firm believes that a transaction could be structured so that Avado Brands' shareholders are assured of an acceptable value for the sale of the brand. It also believes that the particular management will be highly credible with the equity investors that would form the base of the proposed transaction.

     - Sell other miscellaneous assets.

     - Raise a combination of senior debt, subordinated debt and private equity capital, for which we have engaged Wachovia Securities, Inc. ("WSI"). In conjunction therewith, WSI has issued a "highly confident" letter to the management group regarding their professional opinion as to the ability to finance this proposed transaction.

     Based upon the significant due diligence performed by these very credible sources, the Management Group believes that an acceptable combination of financing from these alternatives can be made available to us to accomplish the Acquisition.

     Our proposal is conditioned upon the execution of a definitive acquisition agreement based on the price set forth above and such other mutually agreeable terms and conditions as are customary in agreements of this sort, including but not limited to customary representations, warranties, covenants and conditions. It is also subject to, among other things, (i) the approval of the transaction by the Special Committee, Board of Directors, shareholders, and holders of debt, as applicable; (ii) receipt of satisfactory financing for the Acquisition; and
(iii) receipt of a fairness opinion from the financial advisor to the Special Committee that indicates the proposed transaction is fair from a financial point of view to the shareholders other than the Management Group.

     We are eager to proceed with the Acquisition as soon as possible. We reserve the right to modify or withdraw this proposal at any time prior to the execution and delivery of a definitive acquisition agreement if we become aware of any facts or circumstances that we determine, in our sole discretion, makes such action appropriate. We will not have any obligation to the Company or any shareholder with respect to this proposal prior to the execution of the definitive acquisition agreement.

     Our advisors and we are prepared to meet with the Special Committee and its advisors promptly to answer any questions that may arise regarding our proposal and the proposed Acquisition.

Very truly yours,

/s/ Tom E. DuPree, Jr.
----------------------
Tom E. DuPree, Jr.

                                  Attachment A
                               -------------------

                                Management Group
                               Avado Brands, Inc.



    Name                       Title                               Shares
---------------   ----------------------------------------   -------------------

Tom DuPree        Chairman and Chief Executive Officer                4,397,520
Erich Booth       Chief Financial Officer                                50,070
Beth Waldrep      Chief Administrative Officer                           38,780
---------------    ---------------------------------------   -------------------

Total                                                                 4,486,370
                                                             ===================